UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. )*





                          FirstSpartan Financial Corp.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.01 Par Value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    337931109
                ------------------------------------------------
                                 (CUSIP Number)

                               David L. Ward, Jr.
                             William R. Lathan, Jr.
                              Ward and Smith, P.A.
                               1001 College Court
                         New Bern, North Carolina 28562
                                 (252) 633-1000
 ------------------------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                               September 23, 1998
                ------------------------------------------------
                  (Date of Event which Requires Filing of this
                                   Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


---------------------------------              ---------------------------------
CUSIP No. 337931109                                  Page 2 of 7 Pages
---------------------------------              ---------------------------------


------ --------------------------------------------------------------------------------------------------------------
1      NAME OF REPORTING PERSON
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
       First Citizens Bancorporation of South Carolina, Inc.
       57-0738665

------ --------------------------------------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)                                   (a) [ ]
                                                                                                             (b) [ ]

------ --------------------------------------------------------------------------------------------------------------
3      SEC USE ONLY


------ --------------------------------------------------------------------------------------------------------------
4      SOURCE OF FUNDS (SEE INSTRUCTIONS)
       WC

------ --------------------------------------------------------------------------------------------------------------
5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO  ITEMS 2(d) or 2(e)                      [ ]



------ --------------------------------------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION
       South Carolina, United States


------------------ ------ -------------------------------------------------------------------------------------------
NUMBER OF SHARES     7    SOLE VOTING POWER
 BENEFICIALLY             219,500
  OWNED BY
    EACH           ------ -------------------------------------------------------------------------------------------
  REPORTING          8    SHARED VOTING POWER
   PERSON                 0
    WITH
                   ------ -------------------------------------------------------------------------------------------
                     9    SOLE DISPOSITIVE POWER
                          219,500

                   ------ -------------------------------------------------------------------------------------------
                    10    SHARED DISPOSITIVE POWER
                          0

------ --------------------------------------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       219,500


------ --------------------------------------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)                 [ ]



------ --------------------------------------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       5.21%


------ --------------------------------------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
       CO


------ --------------------------------------------------------------------------------------------------------------

                                     2 of 7

This Schedule 13D constitutes the initial filing by First Citizens Bancorporation of South Carolina, Inc.

Item 1.     Security and Issuer.

This Statement relates to the Common Stock, $.01 par value per share (the "Common Stock"), of FirstSpartan Financial Corp. (the "Issuer"), whose principal executive offices are located at 380 East Main Street, Spartanburg, South Carolina 29302.

Item 2.     Identity and Background.

(a)-(c) This Statement is being filed by First Citizens Bancorporation of South Carolina, Inc. ("First Citizens"), a South Carolina-chartered bank holding company, whose principal business address is 1230 Main Street, Columbia, South Carolina 29201.

Set forth below are the names, residence or business addresses, positions with First Citizens, present principal occupations or employment, and the names, principal businesses, and principal addresses of any corporations or other organizations in which such employment is conducted, of the directors and executive officers of First Citizens:

                                                   Principal Occupation and
                             Positions With        Business Experience For
Name and Address             First Citizens        Past Five or More Years
----------------             --------------        -----------------------

Jim B. Apple                 Director, President   President and Chief Executive
Columbia, SC                 and Chief Executive   Officer (formerly Chief
                             Officer; Member of    Operating Officer) of First
                             Executive Committee   Citizens and subsidiary bank
                                                   (previously Executive Vice
                                                   President)

Richard W. Blackmon          Director; Member of   Owner, Richard Blackmon
Lancaster, SC                Executive Committee   Construction Co.
                                                   (construction and land
                                                   development)

George H. Broadrick          Director; Chairman    Director and retired
Charlotte, NC                of Audit and          President, First Citizens
                             Compensation          BancShares, Inc. and
                             Committees            First-Citizens Bank & Trust
                                                   Company, Raleigh, NC

T. E. Brogdon                Director;             Consultant to First Citizens;
Lancaster, SC                Consultant            retired banker


Jay C. Case                  Executive Vice        Executive Vice President,
Columbia, SC                 President,            Treasurer, and Chief
                             Treasurer, and Chief  Financial Officer of First
                             Financial Officer     Citizens and subsidiary bank

Laurens W. Floyd             Director; Member      President and Chief Executive
Dillon, SC                   of Audit Committee    Officer, Dillon Provision
                                                   Co., Inc.
                                                   (wholesale meat distributors)

William E. Hancock, III      Director              President, Hancock Buick/BMW
Columbia, SC                                       Company (automobile dealer)

Robert B. Haynes             Director              Chairman of the Board, Vice
Columbia, SC                                       President and Secretary, C.
                                                   W. Haynes and Company, Inc.
                                                   (mortgage banking and real
                                                   estate)

                                                  Principal Occupation and
                            Positions With        Business Experience For
Name and Address            First Citizens        Past Five or More Years
----------------            --------------        -----------------------

Wycliffe E. Haynes          Director              Vice President and Treasurer,
Columbia, SC                                      C. W. Haynes and Company, Inc.
                                                  (mortgage banking and real
                                                  estate)

Lewis M. Henderson          Director; Member of   Tax Partner, Tourville,
Columbia, SC                Audit Committee       Simpson & Henderson
                                                  (certified public accountants)

Carmen P. Holding           Director              Director, First Citizens
Atlanta, GA                                       BancShares, Inc. and
                                                  First-Citizens Bank & Trust
                                                  Company, Raleigh, NC; former
                                                  Office Manager, Interweb,
                                                  Inc. (web designer/provider);
                                                  former showroom salesperson,
                                                  Scalamandre, Inc. (decorative
                                                  fabrics
                                                  manufacturer/wholesaler)

Frank B. Holding            Vice Chairman of      Executive Vice Chairman of
Smithfield, NC              the Board; Chairman   the Board, First Citizens
                            of Executive          BancShares, Inc. and
                            Committee             First-Citizens Bank & Trust
                                                  Company, Raleigh, NC; Vice
                                                  Chairman, First Citizens
                                                  Bancorporation of South
                                                  Carolina; Director, Southern
                                                  BancShares (N.C.), Inc.,
                                                  Mount Olive, NC

Dan H. Jordan               Director              Retired farmer and businessman
Nichols, SC

E. Hite Miller, Sr.         Chairman of the       Chairman of the Board
Spartanburg, SC             Board and Member of   (formerly Chief Executive
                            Executive Committee   Officer) of First Citizens
                                                  and subsidiary Bank

N. Welch Morrisette, Jr.    Director              Retired attorney
Columbia, SC

E. Perry Palmer             Director              President and Owner, E. P.
Columbia, SC                                      Palmer Corporation (funeral
                                                  service)

William E. Sellars          Director; Member of   President, C. W. Haynes and
Columbia, SC                Executive and         Company, Inc. (mortgage
                            Compensation          banking and real estate)
                            Committees



Henry F. Sherrill           Director; Member of   Attorney; Partner, Sherrill
Columbia, SC                Executive and         and Roof, LLP (attorneys)
                            Compensation
                            Committees; General
                            Counsel

Jack A. Stanley             Director; Member      Retired banker;
Lake View, SC               of Audit Committee    Secretary/Treasurer,
                                                  Carpostan Industries, Inc.
                                                  (textile manufacturer)

E. Warner Wells             Secretary             Secretary of First Citizens;
Columbia, SC                                      Senior Vice President and
                                                  Secretary of subsidiary Bank

(d) During the last five years, none of the persons or corporations listed above has been convicted in any criminal proceedings (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the persons or corporations listed above has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he, she or it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each of the natural persons listed above is a United States citizen. First Citizens is a South Carolina-chartered bank holding company doing business in South Carolina. Its principal subsidiary is First-Citizens Bank and Trust Company of South Carolina, a South Carolina-chartered commercial bank.

Item 3.     Source and Amount of Funds or Other Consideration.

Shares of Common Stock of the Issuer purchased by First Citizens to date were purchased with cash. Any shares of Common Stock of the Issuer which may be purchased by First Citizens following the date of this Statement are expected to be purchased with cash.

Item 4.     Purpose of Transaction.

First Citizens purchased 219,500 shares of the Common Stock at, or shortly after, the time of the Issuer's initial public offering during 1997 and has not purchased any additional shares of such Common Stock. At that time, the purchased shares amounted to approximately 4.95% of the Issuer's outstanding Common Stock (based on a total of 4,430,375 outstanding shares). However, it has come to First Citizens' attention that the Issuer has repurchased 221,519 shares of its Common Stock and, on September 23, 1998, filed with the Commission its Annual Report on Form 10-K indicating that the outstanding shares of the Common Stock had decreased from 4,430,375 shares to 4,208,856 shares. This reduction in outstanding shares effected by the Issuer has increased First Citizens' percentage ownership of the Common Stock from 4.95% to 5.21%, based on the number shown in the Issuer's 1998 Annual Report on Form 10-K.

First Citizens' purchase of the Issuer's Common Stock during 1997 was for investment purposes only, which purposes are unchanged to date. However, if at a later date, a proposal regarding possible future acquisition of the Issuer were to be developed, First Citizens would consider various factors including, without limitation, the following: the Issuer's financial condition, business, and prospects; other developments concerning the Issuer; price levels of the Common Stock; other opportunities available to First Citizens; developments with respect to First Citizens' business; and general economic and stock market conditions. Based upon its review of such factors, First Citizens will take such actions in the future as may be deemed appropriate in light of the circumstances existing from time to time.

Whether First Citizens purchases any additional shares of the Issuer's Common Stock, and the amount and timing of any such purchases, will depend on First Citizens' continuing assessment of pertinent factors including, without limitation, the following: the availability of shares for purchase at particular price levels; the Issuer's and First Citizens' business and prospects; other business and investment opportunities available to First Citizens; economic conditions; stock market and money market conditions; the attitude and actions of the management and the Board of Directors of the Issuer; the availability and nature of opportunities to dispose of First Citizens' interest; and other plans and requirements of First Citizens. Depending upon its assessment of these factors from time to time, First Citizens may change its present intentions as stated above, including a possible determination to dispose of some or all of the shares it holds.

As described above, First Citizens may consider purchasing additional shares of the Issuer in the open market or in privately negotiated transactions. Any such purchases would be subject to receipt of appropriate regulatory approvals.

Except as stated above, at present First Citizens does not have any specific plans or proposals which would result in any of the consequences listed in
(a)-(j) of Item 4 of Schedule 13D.

Item 5.     Interest in Securities of the Issuer.

(a)-(b) As of September 23, 1998, First Citizens beneficially owned and exercised sole voting and dispositive power as to 219,500 shares of Common Stock, constituting 5.21% of the outstanding Common Stock of the Issuer (based on 4,208,856 shares outstanding).

(c) During the 60 days preceding the filing of this Schedule, no transactions in the Common Stock have been effected by First Citizens.

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by First Citizens.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

There are no contracts, agreements, arrangements, understandings, or relationships (legal or otherwise) between First Citizens and any other person with respect to any securities of the Issuer.

Item 7.     Material to be Filed as Exhibits.

None.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    FIRST CITIZENS BANCORPORATION OF
                                    SOUTH CAROLINA, INC.



October 19, 1998                    By:    /s/ Jay C. Case
                                          ------------------------------
                                          Jay C. Case, Executive Vice President,
                                          Treasurer and Chief Financial Officer